Exhibit 99.25

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

November 12, 2009.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on November 12, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that Peter R. Jones will retire as chief executive officer of the company effective December 31, 2009. Also, Michael D. Winship, president and chief operating officer, has resigned, effective immediately, to pursue other opportunities.

The company also announced that its board of directors has appointed W. Warren Holmes as executive vice chairman of the company effective immediately.

Item 5	Full Description of Material Change

HudBay announced that Peter R. Jones will retire as chief executive officer of the company effective December 31, 2009. Mr. Jones will continue as a director of the company following his retirement. Also, Michael D. Winship, president and chief operating officer, has resigned, effective immediately, to pursue other opportunities.

The company also announced that its board of directors has appointed W. Warren Holmes as executive vice chairman of the company effective immediately to facilitate transition to a new chief executive officer and has commenced its search for a suitable replacement for Mr. Jones. Mr. Holmes will assume the position of acting chief executive officer effective January 1, 2010 pending the hiring of a new chief executive officer.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Senior Vice President and General Counsel

Telephone: (416) 362-2335

Item 9	Date of Report

November 13, 2009.